

LEGALZOOM

Welcome to the business world, ISSAC MOVIE LLC!

Congratulations! You're almost there. There are still a few necessary to-dos to make sure your new business is off to a great start. Let's check them off your list.

Onward!

Quick note: Your documents are always available digitally in your account at www.legalzoom.com/myaccount.

Your new business checklist to make it official



Order No. 73582963

Joshua Webber
5482 Wilshire Blvd, #369
Los Angeles, California 90036

 *** 5 5 7 9 2 7 1 3 6 ***

Dear Joshua Webber,

Congratulations on forming your limited liability company, ISSAC MOVIE LLC, in California! You're almost done—just a few more to-dos need your attention. Inside this packet, you'll find your company's legal documents, plus a checklist that helps explain what they are and what you need to do to ensure you are in compliance with federal, state, and local law. Ready? Let's go...

Checklist for ISSAC MOVIE LLC:

1.	Review your Articles of Organization
2.	Sign and keep form SS-4 for your records
3.	Read and sign your Operating Agreement
4.	Review any documents uploaded to your Registered Agent portal
5.	Distribute member certificates
6.	Bring banking authorization letter to bank to open business account

Visit www.legalzoom.com/myaccount anytime to manage your files in the Document Center.

Thank you for choosing us to form your business.

Sincerely,

The LegalZoom Team

Have questions?
We're here to help.
Give us a call at (855) 787-1957
Mon–Fri 5 a.m. to 7 p.m. PT
Sat 7 a.m. to 4 p.m. PT
or email bzsupport@legalzoom.com

1.

Articles of Organization

Sometimes called a certificate of organization, these are the documents filed with the state to formally create an LLC. In the eyes of the law, your LLC doesn't exist unless they've been filed with the proper government agency (most of the time, it's the Secretary of State's office).

What we've done for you

- [x] We've filed your company's Articles of Organization with the state of California and have enclosed a copy for your reference.

What you need to do

- [ ] Review the Articles of Organization document in this packet to make sure all of your business info is correct.

- [ ] **File the Statement of Information**
  California law requires that your company complete a Statement of Information and file it with the Secretary of State within 90 days after the date on which its Articles of Organization were filed. You can complete this form online with the Secretary of State at https://bizfile.sos.ca.gov. We have also included this form in your packet if you'd like to file by mail.

  - Since you have selected LegalZoom as your registered agent, remember to fill in "LegalZoom.com, Inc." when listing the agent for service of process. (If you're using the paper form, write this on line 6.c.)

- [ ] **File Form FTB 3522 and pay the Annual LLC Tax after the start of your next taxable year**
  California law requires that you file Form FTB 3522, along with an annual LLC tax payment, with the Franchise Tax Board annually.

  Your company must file this form and pay the LLC franchise tax by the 15th day of the fourth month after the beginning of your LLC's taxable year. If your taxable year starts on January 1, the tax is due on April 15.

Good to know

- Your company's Articles of Organization may show an ID number. This is not your Federal Employer Identification Number (EIN). The Secretary of State uses it for record keeping purposes only.

Questions or changes? Call us at (855) 787-1957 (Mon-Fri 5 a.m. to 7 p.m. PT and Sat 7 a.m. to 4 p.m. PT) or email us at bzsupport@legalzoom.com. We're happy to help.

2.

Employer Identification Number (EIN)

An EIN (also called a Federal Tax ID) is a unique nine-digit number the IRS uses to identify your company in all tax matters (think of it as a Social Security number for your business). It's usually required to report taxes, hire employees, and work with vendors and is helpful so you don't need to use your Social Security number.

What we've done for you

☑ We have obtained your company's Employer Identification Number (EIN) from the Internal Revenue Service (IRS).

What you need to do

☐ Review Form SS-4 Application for Employer Identification Number in your packet to make sure all information is correct.

☐ Have the listed responsible party sign and date the form and keep for your records.

Good to know

- Your EIN confirmation letter is from the IRS and has a detachable section at the bottom—DON'T SEND THIS TO US! The detachable section is for you to return to the IRS if you send them any correspondence by mail. It's for the IRS to identify your account if you need to send them something. If you send it to us, we'll have to send it back to you.

Questions or changes? Call us at (855) 787-1957
(Mon-Fri 5 a.m. to 7 p.m. PT and Sat 7 a.m. to 4 p.m. PT)
or email us at bzsupport@legalzoom.com. We're happy to help.

3.

Operating Agreement

A operatingagreementdescribes your company's ownership structureand outlineshow the company willberunand managed.

What we've done for you

☑ We've createdone foryour businessand have includeda copy inyour packet forreference.

What you need to do

☐ Review the operatingagreementto make sure the information iscorrect.

☐ Ifmembers (that'syouand your business partners)are contributingcashto the company,write the amountofthe contributioninExhibitAofthe Agreement.A member can contributemore than cash—itcan be property,equipment, and even time or labor.We recommend speakingwithan attorneytohelp determine the value ofsuch thing.

☐ Have each member ofthe LLC signtheagreement.

☐ Giveeach member a photocopy ofthe signedagreement.

☐ Ifthisallsounds a bitoverwhelming,we can connect you withan independentattorney who knows your state's laws to guide you through it— justgiveus a callat(855) 787-1957.

Good to know

⬤ Operatingagreements can be amended atany time by the company'smembers ormanagers.

Questions or changes? Callusat(855)787-1957
(Mon-Fri5 a.m.to 7 p.m.PT and Sat7 a.m.to 4 p.m.PT)
or emailus atbzsupport@legalzoom.com.We're happy tohelp.

4.

Registered Agent

In California, a registered agent must be named in a company's formation document. This is a person or another company authorized to receive service of process (in the event of a lawsuit) and other important legal documents and notices on behalf of a business. Most states use the term registered agent, but some states use the term resident agent, statutory agent, or agent for service of process (confusing, isn't it?).

What we've done for you

- [x] Our company that provides registered agent services (LegalZoom.com, Inc.) is ready to receive and deliver important documents for your business.

What you need to do

- [ ] Review any documents that are uploaded to the Registered Agent portal in your MyAccount or mailed to you from us. (We will email you each time a document is uploaded to the Registered Agent portal.)

- [ ] If you ever change your email or business address, please be sure to let us know.

Good to know

- All court documents, legal correspondence, and state notices that we receive on your behalf will be uploaded to your Registered Agent portal throughout the year. If you're ever served court documents, we'll notify you right away.

- Junk and marketing mail will be filtered so you don't need to worry about getting spammed.

- Your Registered Agent subscription will renew automatically on the anniversary date of your company's formation.

Questions or changes? Call us at (855) 787-1957
(Mon-Fri 5 a.m. to 7 p.m. PT and Sat 7 a.m. to 4 p.m. PT)
or email us at bzsupport@legalzoom.com. We're happy to help.

5.

Membership Certificates

Just like corporations divvy out shares of stock to its shareholders, LLCs divvy out membership interests to its members. These certificates show how much of the LLC each member owns.

What we've done for you

- [x] We have included membership certificates for your LLC. These certificates confirm the company members' ownership. At least one membership certificate is provided for each member of your company.

What you need to do

- [ ] Have each member of the company sign a membership certificate.
- [ ] Make photocopies once all membership certificates are signed.
- [ ] Keep photocopies of signed certificates in a secure location (feel free to scan and upload the certificates to your secure Box account for easy access).

Good to know

- Although not legally required, many companies choose to use their official seal to stamp each membership certificate.

Questions or changes? Call us at (855) 787-1957 (Mon-Fri 5 a.m. to 7 p.m. PT and Sat 7 a.m. to 4 p.m. PT) or email us at bzsupport@legalzoom.com. We're happy to help.

6.

Banking Authorization Letter

When you formed your LLC with us, you identified people within your company who are authorized to open a bank account for your business. This letter is proof of that and is often required by banks.

What we've done for you

☑ We created a letter signed by the organizer that identifies who can open a business bank account.

What you need to do

☐ Have the member(s) or manager(s) listed on the letter sign where indicated.

☐ Take this letter, a copy of your articles, your EIN, and a copy of your signed operating agreement (if you have one) to your bank to open a business bank account.

Questions or changes? Call us at (855) 787-1957 (Mon-Fri 5 a.m. to 7 p.m. PT and Sat 7 a.m. to 4 p.m. PT) or email us at bzsupport@legalzoom.com. We're happy to help.